Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 24, 2021
Relating to Preliminary Prospectus Supplement dated August 24, 2021 and
Prospectus dated August 15, 2019
Registration No. 333-232492

CAPITAL SOUTHWEST CORPORATION
$100,000,000
3.375% Notes due 2026
PRICING TERM SHEET
August 24, 2021
The following sets forth the final terms of the 3.375% Notes due 2026 (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated August 24, 2021, together with the accompanying prospectus, dated August 15, 2019, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Capital Southwest Corporation (the “Company”)
Security:	3.375% Notes due 2026
Rating*:	A- (Egan-Jones)
Aggregate Principal Amount:	$100,000,000
Maturity:	October 1, 2026
Trade Date:	August 24, 2021
Settlement Date**:	August 27, 2021 (T+3)
Use of Proceeds:	Redeem a portion of the Company’s outstanding 5.375% Notes due 2024.
Price to Public (Issue Price):	99.418% of the aggregate principal amount
Coupon (Interest Rate):	3.375%
Yield to Maturity:	3.500%
Spread to Benchmark Treasury	+271 basis points
Benchmark Treasury	0.625% due July 31, 2026
Benchmark Treasury Price and Yield	99-06+ / 0.790%
Interest Payment Dates:	October 1 and April 1, beginning April 1, 2022

Optional Redemption:
The Company may redeem some or all of the Notes at any time, or from time to time at its option, at a redemption price (as determined by the Company) equal to the greater of the following amounts, plus, in each case, accrued and unpaid interest to, but excluding, the redemption date:
(1)100% of the principal amount of the Notes to be redeemed or
(2)the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points; provided, however, that if the Company redeems any Notes on or after July 1, 2026 (the date falling three months prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Offer to Repurchase upon a Change of Control Repurchase Event:
If a Change of Control Repurchase Event occurs prior to maturity, holders will have the right, at their option, to require the Company to repurchase for cash some or all of the Notes at a repurchase price equal to 100% of the principal amount of the Notes being repurchased, plus accrued and unpaid interest to, but not including, the repurchase date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP:	140501 AC1
ISIN:	US140501AC12
Underwriting Discount:	2.000%
Book-Running Manager:	Raymond James & Associates, Inc.
Co-Managers:	Hovde Group, LLC B. Riley Securities, Inc. ING Financial Markets LLC JMP Securities LLC
* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
** Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of the Company before investing. The Preliminary Prospectus, which has been filed with the U.S. Securities and Exchange Commission (the “SEC”), contains this and other information about the Company and should be read carefully before investing.
The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of the Company and are not soliciting an offer to buy such securities in any jurisdiction where such offer and sale is not permitted.
A shelf registration statement relating to these securities is on file with, and has been declared effective by, the SEC. The offering may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies the Preliminary Prospectus and the accompanying prospectus may be obtained from: Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, Florida 33716, email: prospectus@raymondjames.com, tel: 800-248-8863.